UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 001-13638



                            MARVEL ENTERPRISES, INC.
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             (Exact name of registrant as specified in its charter)

          10 East 40th Street, New York, New York 10016, (212) 576-4000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                  Plan Warrants, Stockholder Series A Warrants,
            Stockholder Series B Warrants, and Stockholder Series C
          Warrants, each registered on Form 8-A filed October 2, 1998
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            (Title of each class of securities covered by this Form)



                     Common Stock, par value $.01 per share
8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  |X|           Rule 12h-3(b)(1)(i)  |_|
          Rule 12g-4(a)(1)(ii) |_|           Rule 12h-3(b)(1)(ii) |_|
          Rule 12g-4(a)(2)(i)  |_|           Rule 12h-3(b)(2)(i)  |_|
          Rule 12g-4(a)(2)(ii) |_|           Rule 12h-3(b)(2)(ii) |_|
                                             Rule 15d-6           |_|

        Approximate number of holders of record as of the certification or notice date: None (1)
            ----------

(1) Each of the classes of warrants covered by this Form were issued in 1998 in connection with the acquisition of Marvel Entertainment Group, Inc. out of bankruptcy. The Class A Warrants expired in October 2001, the Class B Warrants expired in 1999 and 2000, and the Class C Warrants and Plan Warrants expired in October 2002, with the result that none of the Class A Warrants, Class B Warrants, Class C Warrants or Plan Warrants are any longer in existence.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Marvel Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                              MARVEL ENTERPRISES, INC.




Date: November 6, 2002                        By: /s/ Allen S. Lipson
                                                 -------------------------------
                                              Name:   Allen S. Lipson
                                              Title:  Executive Vice President,
                                                      Business and Legal Affairs